                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

          0-21317                                           872298104
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     SEC File Number                                       CUSIP Number

(Check One): [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q
             [ ] Form N-SAR

For Period Ended: December 31, 1998
[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR

     For the Transition Period Ended:______________________________

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   NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                  VERIFIED ANY INFORMATION CONTAINED HEREIN.

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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

________________________________________________________________________________

PART I - REGISTRANT INFORMATION

TCI Satellite Entertainment, Inc.
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Full Name of Registrant


________________________________________________________________________________
Former Name if Applicable

8085 South Chester Street, Suite 300
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Address of Principal Executive Office

Englewood, Colorado 80112
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City, State and Zip Code

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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will
[X] be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The financial statements and Form 10-K of PRIMESTAR, Inc., a significant investee of the Registrant accounted for by the equity method, have not been filed due to ongoing negotiations regarding the restructuring of PRIMESTAR'S senior subordinated indebtedness and certain other funding arrangements. Accordingly, the Registrant is unable to file its Form 10-K for the year ended December 31, 1998 without unreasonable effort or expense. The Registrant expects PRIMESTAR to file its Form 10-K on or before April 15, 1999, and the Registrant will file its Form 10-K on or before April 15, 1999.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Kenneth G. Carroll                303                 712-4600
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             (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
     identify report(s).           [X] Yes   [ ] No

________________________________________________________________________________

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statement to be included in the subject report or portion thereof?
     [X] Yes   [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Effective April 1, 1998, the Registrant completed a series of transactions whereby it contributed and transferred substantially all of its assets and liabilities to PRIMESTAR, Inc. in exchange for a 37% ownership interest in PRIMESTAR, Inc. Accordingly, the Registrant's results of operations for the year ended December 31, 1998 consist primarily of (i) operating results for its direct broadcast satellite business for three months and (ii) share of losses of PRIMESTAR for nine months. As a result, the Registrant's revenue decreased from $562 million in 1997 to $169 million in 1998, its operating loss decreased from $172 million in 1997 to $55 million in 1998, and its net loss increased from $238 million in 1997 to $445 million in 1998.

     ___________________________________________________________________________

                       TCI Satellite Entertainment, Inc.
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   April 1, 1999

By     /s/ Kenneth G. Carroll
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           Kenneth G. Carroll
            Senior Vice President and
               Chief Financial Officer